UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road, Nad Al Sheba

Dubai

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Acquisition of Chinasky Car Trading FZE

Robo.ai Inc., a Cayman Islands exempted company, (the “Company”) entered into a share purchase agreement dated as of February 19, 2026 through its indirectly wholly owned subsidiary, Robo.ai Investments L.L.C.-FZ, with Yuntao Liu (the “Seller”), the 100% equity owner of Chinasky Car Trading FZE, (the “Target”), an automobile trading company incorporated in Dubai under the laws of United Arab Emirates.

Pursuant to the share purchase agreement, Robo.ai Investments L.L.C.-FZ will acquire from the Seller 51% of the issued and outstanding shares of the Target, for a total consideration of US$1,000,000, payable in 7,388,799 Class B ordinary shares of the Company (the “Consideration Shares”). The Consideration Shares are subject to a lock-up period of 4 years commencing on the closing date and will be released in four equal annual tranches on each of the first four anniversaries of the closing date. Closing will occur on or before March 31, 2026 or on a later date as mutually agreed in writing, provided that all conditions precedent have been satisfied or waived.

The share purchase agreement sets forth the parties’ respective post-closing roles and responsibilities. Robo.ai Investments L.L.C.-FZ agrees to provide reasonable support to the Target in connection with additional business lines that it may undertake, including but not limited to automobile leasing, sales of automotive parts and accessories, after-sales service, and insurance-related cooperation projects, pursuant to anncillary agreements to be negotiated on an arm’s length basis. The Target will provide the Company with a global distribution and logistics network, encompassing strategic hubs across the Middle East, Central and West Asia, Eastern Europe, and North Africa to accelerate the international commercialization of the Company’s intelligent hardware and mobility solutions.

The share purchase agreement also provides for certain rights, such as pre-emptive right and right of first refusal.

The foregoing summary of the share purchase agreement is not complete and is subject to, and qualified in its entirety by, the provisions of the share purchase agreement, which is filed as Exhibit 99.1 to this current report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Share Purchase Agreement dated as of February 19, 2026 between Robo.ai Investments L.L.C.-FZ and Yuntao Liu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: February 25, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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